

Mail Stop 3561

July 28, 2016

Curtis D. McClellan
Chief Financial Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, Texas 75234

Re: **ClubCorp Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 29, 2015
Filed March 29, 2016
File No. 001-36074

Dear Mr. McClellan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 29, 2015

Management's Discussion and Analysis
Basis of Presentation
EBITDA and Adjusted EBITDA, page 52

1.   You disclose that "adjusted EBITDA" is a key financial measure used <u>by your</u> <u>management</u> to (1) internally measure your operating performance, (2) evaluate segment performance and allocate resources and (3) assess your ability to service your debt, incur additional debt and meet your capital expenditure requirements.

In addition to these "management uses," you also disclose that covenants under your credit agreement utilize adjusted EBITDA and that adjusted EBITDA is based on the definition of consolidated EBITDA as defined in the credit agreement governing the secured credit facilities. In this regard it appears you believe this non-GAAP measure is useful to investors as a liquidity measure in the context of compliance with debt covenants.

Please tell us if these measures are computed exactly as defined in the associated credit arrangement, and if so, specify this in your disclosure. If not, please explain to us the basis for the computation and why it is useful to investors for evaluating compliance with debt covenants.

2.   If you believe that adjusted EBITDA is useful to investors as a liquidity measure in the context of compliance with debt covenants, please revise your disclosure to discuss the consolidated measure solely in this context. For example, it appears the presentation of the reconciliation of net (loss) income to EBITDA and adjusted EBITDA on page 53 should be in the context of a liquidity measure in conformity with the corresponding credit arrangement. Please revise your disclosure as appropriate.

3.   Please conform, as appropriate, disclosure contained in future earnings releases furnished in Form 8-K for the items noted above.

Segment Operations, page 59

4.   Please include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization. Refer to 104.02 of staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

Notes to Consolidated Financial Statements
Note 14. Segment Information, page 112

5.   You disclose that "adjusted EBITDA" is the financial measure of segment profit and loss. Presentation of adjusted EBITDA for "other" (which you disclose consists of other business activities and is not a reportable segment) and on a consolidated basis in this note does not appear appropriate pursuant to ASC 280-10-50-15, which states that information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31. In addition, the reconciliation of "Net (loss) income" to "Adjusted EBITDA" does not appear to comply with ASC 280-10-50-30-b, which states an entity shall provide a reconciliation of the total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes. Please revise your presentation

Curtis D. McClellan
ClubCorp Holdings, Inc.
July 28, 2016
Page 3

accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure